EXHIBIT 99.1

Golar Enters Into Agreements for Third Floating Liquefaction Facility

HAMILTON, Bermuda, July 21, 2015 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or "the Company") announced today that it has executed agreements for conversion of the 126,000 m3 LNG carrier Gandria to a Golar floating liquefaction facility ("GoFLNG"). As with the GoFLNG Hilli and Gimi conversions, the primary contract for the GoFLNG Gandria was entered into with Singapore's Keppel Shipyard Limited ("Keppel"). The Gandria conversion contract marks the exercise of the second of two options that formed part of the initial 2014 Hilli conversion contract.  Black & Veatch will provide its licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment, and provide commissioning support for the GoFLNG topsides and liquefaction process.

The decision to go ahead with the third conversion project was taken following a thorough review of the growing portfolio of business development opportunities for GoFLNG. This has shown potential demand from several possible customers for delivery of floating liquefaction facilities as early as 2018. In order to respond to this potential, the Gandria conversion will now be dedicated to satisfy the commitments to Ophir in Equatorial Guinea, covered by the agreement announced in May this year, requiring delivery of GoFLNG facilities in 2019. In parallel with this decision to commit Gandria to the Ophir project, Keppel and Black & Veatch will now update their FEED study, accommodating the deep water operation in Equatorial Guinea on the basis of Gandria.  This move will release the Gimi to cover the potential emerging demand for a 2018 GoFLNG project.  Provisions in the Gimi and Gandria contracts provide Golar the flexibility to adjust project timing and to limit expenditure to front-end engineering activities and long-lead equipment cancellation charges should timing and scope of expected or potential projects change.

In the current low oil and gas price environment the use of the GoFLNG concept to develop stranded and associated gas on a fast-track basis has gained momentum as a solution with potential to provide early and robust returns for resource developers and host governments. The GoFLNG business model with a fixed tariff structure reduces the project execution and capex risks for the resource holder and provides a flexible alternative when compared to development of more conventional long lead-time, capital intensive, land-based LNG facilities.

By September 21st, prior to which certain conditions precedent must be satisfied, the GoFLNG Gandria conversion contract will become effective.  To achieve effectiveness, Golar will make an initial payment to Keppel and Black & Veatch and will have until December 2016 to issue a full notice to proceed with the conversion. As with the Gimi conversion contract, the Gandria contract provides similar beneficial cancellation provisions, which if exercised before December 2016 will allow termination of the contracts after deduction of a set cancellation fee.  Additional contract flexibility allows for Golar to determine when Black & Veatch place orders for certain long-lead items.  This will enable Golar to substantially reduce the initial payment due prior to contract effectiveness relative to the $50 million paid upon making the Gimi conversion contract effective.

The recently announced financing for the Hilli project and the flexible terms in the yard contracts for the Gimi and Gandria projects mean that Golar does not expect to raise any additional equity in connection with the ordering of the GoFLNG Gandria.  Currently Golar is working with a schedule which includes delivery of GoFLNG Hilli in Q1 2017, GoFLNG Gimi around mid-year 2018, and GoFLNG Gandria H1-2019. This schedule assumes that the Perenco contract is fully executed before September 30, 2015 and that the Ophir contract is executed prior to June 30, 2016.

In addition to signing the third contract, Golar, Keppel and Black & Veatch have agreed to work out acceptable structures for further GoFLNG facilities which make it possible to capitalize on the experience gained to date, preserve the current industry first mover position and continue to develop a powerful growth strategy.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda

July 21, 2015

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan